UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lihua International, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

N/A
(CUSIP Number)

October 31, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 9 pages

CUSIP No. N/A (See item 2(e) hereof)

1	NAMES OF REPORTING PERSONS CMHJ Technology Fund II, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,648,169*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,648,169*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,648,169*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The shares reported are owned by CMHJ Technology Fund II, LP, a Cayman Islands limited partnership, for which CMHJ PARTNERS, L.P. serves as the general partner. CMHJ Partners, Ltd. is the general partner of CMHJ PARTNERS, L.P.

Page 2 of 9 pages

CUSIP No. N/A (See item 2(e) hereof)

1	NAMES OF REPORTING PERSONS CMHJ Partners, Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,648,169*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,648,169*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,648,169*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The shares reported are owned by CMHJ Technology Fund II, LP, a Cayman Islands limited partnership, for which CMHJ PARTNERS, L.P. serves as the general partner. CMHJ Partners, Ltd. is the general partner of CMHJ PARTNERS, L.P.

Page 3 of 9 pages

CUSIP No. N/A (See item 2(e) hereof)

1	NAMES OF REPORTING PERSONS CMHJ PARTNERS, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,648,169*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,648,169*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,648,169*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The shares reported are owned by CMHJ Technology Fund II, LP, a Cayman Islands limited partnership, for which CMHJ PARTNERS, L.P. serves as the general partner. CMHJ Partners, Ltd. is the general partner of CMHJ PARTNERS, L.P.

Page 4 of 9 pages

Item 1.

(a)

Name of Issuer

Lihua International, Inc.

(b)

Address of Issuer’s Principal Executive Offices

The principal address of the Issuer’s executive offices is: c/o Lihua Holdings Limited, Houxiang Five-Star Industry District, Danyang City, Jiangsu Province, People’s Republic of China.

Item 2.

(a)

Name of Person Filing

This Statement is being filed by (i) CMHJ Technology Fund II, LP, a limited partnership organized under the laws of the Cayman Islands ("CMHJ Technology"), (ii) CMHJ PARTNERS, L.P., a limited partnership organized under the laws of the Cayman Islands (the "CMHJ Partners"), which serves as the general partner of CMHJ Technology and (iii) CMHJ Partners Ltd., a limited partnership organized under the laws of the Cayman Islands ("CMHJ"), which serves as the general partner of CMHJ Partners. CMHJ Technology directly owns all of the shares reported in this Statement. CMHJ Partners and its general partner, CMHJ, may be deemed to share voting and dispositive power with respect to the shares owned by CMHJ Technology. Each Reporting Person, other than CMHJ Technology, disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)

Address of Principal Business Office or, if none, Residence

c/o Turner & Roulstone Management Limited
P.O.Box 2636 GT
Strathvale House
90 North Church Street
Grand Cayman, Cayman Islands

(c)

Citizenship

Cayman Islands

(d)

Title of Class of Securities

Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock")

(e)

CUSIP Number

The Company’s CUSIP number for the Common Stock was not available as of the time of the filing of this report on Schedule 13G.

Item 3.

If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐

An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

 Page 5 of 9 pages

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: CMHJ Technology owns 1,648,169 shares of Series A Convertible Preferred Stock (the "Series A Stock"), each of which is immediately convertible into one share of Common Stock. The 1,648,169 shares are based on conversion of the Series A Stock up to an ownership cap of 9.9%. These shares exclude 624,558 shares of the Series A Stock that are initially convertible into approximately 624,558 shares of Common Stock, subject to adjustment, and warrants to purchase up to 500,000 shares of Common Stock, because such Series A Stock and warrants cannot be converted or exercised under the ownership restrictions of the Series A Stock and the warrants issued to CMHJ Technology, as stated in the Company’s Form 8-K, filed with the Securities and Exchange Commission on November 8, 2008.

(b)

Percent of class: 9.9%. The calculation of percentage of beneficial ownership was based on 15,000,000 shares of Common Stock outstanding as of October 31, 2008, as stated in the Company’s Form 8-K, filed with the Securities and Exchange Commission on November 6, 2008.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 0

(ii)

Shared power to vote or to direct the vote: 1,648,169

(iii)

Sole power to dispose or to direct the disposition of: 0

(iv)

Shared power to dispose or to direct the disposition of: 1.648,169

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not applicable.

 Page 6 of 9 pages

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CMHJ TECHNOLOGY FUND II, L.P.
By: CMHJ Partners, L.P., General Partner
By: CMHJ Partners Ltd., General Partner

/s/ Darren Ho
Dated: November 12, 2008	Darren Ho, as a Director of CMHJ Partners Ltd. (for
itself and as general partner of CMHJ Partners, L.P.,
which in turn is acting for itself and as general partner of
CMHJ Technology Fund II, L.P.)

Page 8 of 9 pages

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

1	Joint Filing Agreement, dated November 10, 2008, among CMHJ Technology Fund II, L.P., CMHJ Partners Ltd. and CMHJ Partners, L.P.

Page 9 of 9 pages